LORD ABBETT CREDIT OPPORTUNITIES FUND

90 Hudson Street

Jersey City, NJ 07302

December 26, 2018

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Credit Opportunities Fund (the “Fund”)
File Nos. 333-227612 and 811-23383

Dear Mr. Oh,

On behalf of the Fund, transmitted herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”) is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”).

This letter responds to comments you provided telephonically on December 19, 2018 to Pamela P. Chen and Linda Y. Kim regarding the Fund’s initial Registration Statement filed on September 28, 2018 as well as the Fund’s responses provided in its letter to you dated December 7, 2018 (the “December 7 Letter”). Your comments and the Fund’s responses thereto are set forth below. The Amendment reflects the changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1.        Please remove references to emerging market companies in the prospectus if investments in such companies will not be a principal investment strategy of the Fund.

Response: The Fund supplementally confirms that investments in emerging market companies are anticipated to be a principal investment strategy of the Fund. Accordingly, the Fund has included additional disclosure in the Amendment regarding emerging company investments. References to emerging market companies have been added to “Investment Risks” on the front cover page of the prospectus and to “Foreign (Non-U.S.) Securities” on page 39 of the prospectus. The Fund has also enhanced the emerging market company risk disclosure in the risk factor entitled “Foreign and Emerging Market Company Risk” on page 51 of the prospectus. The Fund has also added the following definition of emerging markets to “Foreign (Non-U.S.) Securities” on page 39 of the prospectus: “The Fund considers emerging market countries to be those not classified as a Developed Market by MSCI.”

2.        In the disclosure revised in response to comment 8 in the December 7 Letter, the parenthetical defining the term “Repurchase Pricing Date” appears to be

Mr. Sonny Oh

December 26, 2018

misplaced.  Please also review the disclosure generally to confirm that the defined terms are used consistently and make clarifying revisions if appropriate.

Response:  The referenced disclosure has been revised as shown below (marked to show changes versus the disclosure included in the December 7 Letter, with deleted text in strikethrough and added text underlined):

Interval Fund/Repurchase Offers.  The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value (“NAV”) per share, reduced by any applicable repurchase fee.  Subject to applicable law and approval of the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted.  The Fund expects to make its initial repurchase offer in June 2019 and to complete its initial repurchase in July 2019.

~~The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls approximately seven days before the date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).  When a repurchase offer commences, the Fund sends, at least 21 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”), written notice to each shareholder.  The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).~~  When a repurchase offer commences, the Fund sends written notice to each shareholder at least 21 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer (the “Repurchase Request Deadline”)).   The Fund determines the NAV applicable to each repurchase offer on a date (the “Repurchase Pricing Date”) that is typically seven (7) days after the applicable Repurchase Request Deadline.  The Repurchase Pricing Date may be no later than the fourteenth day following the Repurchase Request Deadline, or, if such day is not a business day, the next business day.  The Fund expects to distribute payment to shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date.  The Fund may impose a repurchase fee of up to 2.00% on Shares accepted for repurchase by the Fund that have been held for less than one year.  It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased.  See “Principal Risks of the Fund – Repurchase Offers Risk” and “Periodic Repurchase Offers.”

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Mr. Sonny Oh

December 26, 2018

3.        The disclosure revised in response to comment 22 in the December 7 Letter does not include information responsive to items 1-4 in the second paragraph of Guide 3 to Form N-2.

Response:  The referenced disclosure has been revised as shown below (marked to show changes versus the disclosure included in the December 7 Letter, with deleted text in strikethrough and added text underlined):

The Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.  The Trustees are elected for indefinite terms and do not stand for reelection on a regular basis, although they may stand for reelection in connection with the election of another Trustee.  A Trustee may be removed from office without cause only by a vote of two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of Shares.  These voting thresholds are not required under Delaware or federal law.  The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.  ~~These~~ However, these anti-takeover provisions may also inhibit certain changes of control that could benefit shareholders, such as by leading to improvements in Fund operations, by leading to increased returns of capital to shareholders or through other means.  The Declaration of Trust, including the anti-takeover provisions contained therein, was considered and ratified by the Fund’s Board.  See “Anti-Takeover and Other Provisions in the Declaration of Trust.”

4.        Please add, if applicable, disclosure that the use of PIK securities may provide certain benefits to the Fund’s Adviser, including increasing management fees.

Response: Because the Adviser is only entitled to an asset-based management fee and is not entitled to incentive compensation based on income, the Fund does not believe such disclosure regarding PIK securities is applicable.

5.        Under “Investment Restrictions” in the Fund’s Statement of Additional Information, please describe the 1940 Act provisions that are relevant to the Fund’s investment restrictions.

Response:  The disclosure below has been added to the Statement of Additional Information immediately before “Investment Restrictions—Non-Fundamental Investment Restrictions”:

The 1940 Act, including the rules and regulations thereunder, generally prohibits the Fund from borrowing (other than certain temporary borrowings) unless immediately after the borrowing the Fund has satisfied the asset coverage test with respect to senior

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Mr. Sonny Oh

December 26, 2018

securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total net assets, including assets attributable to such leverage).  Certain investments which may give rise to a form of leverage (including the use of reverse repurchase agreements, dollar rolls, bank loans, commercial paper or other credit facilities, credit default swaps, total return swaps and other derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions) will not be considered senior securities for purposes of the above restriction to the extent that these instruments are “covered” as described under “Investment Objective, Policies, and Risks—Leverage”).

Under the 1940 Act, the Fund may not issue senior securities representing stock unless immediately after such issuance the value of the Fund’s total net assets is at least 200% of the liquidation value of the Fund’s outstanding senior securities representing stock, plus the aggregate amount of any senior securities representing indebtedness (effectively limiting the use of leverage through senior securities to 50% of the Fund’s total net assets).

In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, the asset coverage tests described above are satisfied after giving effect to such dividend or distribution.

The Fund may lend up to one-third of the value of its total assets (including assets attributable to leverage).

6.        In the “Shareholder Communications” section on page 5-7 of the SAI, please specify the required timeframe for shareholder submissions.

Response: The Fund supplementally confirms that there are no timing constraints on the submission of shareholder communications other than those already set forth in the “Shareholder Communications” paragraph. The Fund refers, in particular, to the following sentence at the end of the paragraph: “The Secretary will forward such communications to the Board or the applicable Trustee(s) at the next regularly scheduled meeting, if practicable, or promptly after receipt if the Secretary determines that the communications require more immediate attention.”

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In addition, the Fund acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2966.

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Mr. Sonny Oh

December 26, 2018

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Vice President and Assistant Secretary
Lord Abbett Credit Opportunities Fund
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